SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED
2004 JUN -3 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 May 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04030550

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 25 May 2004 as published in the South China Morning Post in Hong Kong on 27 May 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

dw 6/10

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: http://www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

EXTENSION OF TIME FOR DESPATCH OF CIRCULARS

Reference is made to the joint announcement of KPL and SA dated 3 May 2004 in respect of the proposed discloseable and connected transactions relating to the joint acquisition, ownership and development of the five sites in Jingan District, Shanghai. Application has been made to the Hong Kong Stock Exchange for an extension of time to despatch the circulars to the KPL Shareholders and the SA Shareholders, respectively, on or before 8 June 2004.

Reference is made to the joint announcement of KPL and SA dated 3 May 2004 (the "**Announcement**"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

In accordance with Rules 14.38 and 14A.49 of the Listing Rules, each of KPL and SA is required to despatch to the KPL Shareholders and the SA Shareholders, respectively, a circular within 21 days after the publication of the Announcement, which is 25 May 2004.

As SA has a secondary listing on the Singapore Stock Exchange, extra time is required in sending SA's circular to Singapore and in dealing with the Singapore transfer agent before SA's circular can be despatched in Singapore. In order to ensure that all the SA Shareholders receive SA's circular around the same time, it is necessary to delay the despatch of SA's circular to all the SA Shareholders.

As certain of the information contained in KPL's circular will also be relevant to the SA Shareholders, in order to ensure that both the KPL Shareholders and the SA Shareholders receive materially identical information at around the same time, it is also necessary for the despatch of KPL's circular to be delayed until the same date as the despatch of SA's circular.

Accordingly, KPL and SA have made a joint application to the Hong Kong Stock Exchange for an extension of time to despatch their respective circulars. Accordingly, KPL and SA will despatch the circulars to the KPL Shareholders and the SA Shareholders, respectively, on or before 8 June 2004.

As at the date of this announcement, the SA Directors are Messrs. Kuok Khoon Loong, Edward†, Ye Longfei†, Giovanni Angelini†, Lui Man Shing†, Ng Si Fong, Alan†, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Cheong@ (alternate to Mr. Ho Kian Guan) and the KPL Directors are Messrs. Ang Keng Lam†, Wong Siu Kong†, Ho Shut Kan†, Ma Wing Kai, William†, Lau Ling Fai, Herald# and Christopher Roger Moss# and Mrs. Lee Pui Ling, Angelina#.

† *executive director*
@ *non-executive director*
# *independent non-executive director*

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 25 May 2004

* *for identification purpose only*